NORSAT INTERNATIONAL INC. ANNOUNCES ACQUISITION OF SINCLAIR TECHNOLOGIES INC.

- Deal to be Immediately Accretive to Earnings –

- Transaction Expected to Close January 2011 –

- Management to Host Conference Call Thursday, January 20, 2011 at 8:30 a.m. Pacific Time -

Vancouver, British Columbia – January 19, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it has entered into a definitive agreement to acquire all the shares of Sinclair Technologies Holdings Inc., a leading provider of antenna and RF conditioning products, based in Aurora, Ontario. Norsat will pay US$19.25 million, subject to normal closing adjustments, and will finance the transaction with US$4.75 million from cash, US$12.0 million in debt financing from its principal banker, and 4,028,932 common shares issued from treasury. Of the purchase price, the majority will be paid upfront with the remaining portion being held in escrow and earned out over a period of two years, including the common shares. The acquisition is anticipated to close later this month.

Founded in 1951, Sinclair Technologies Inc. (“Sinclair”), the operating subsidiary of Sinclair Technologies Holdings Inc., is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Sinclair offers more than 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories which are used extensively in public safety and national security communication networks, corporate and commercial communication networks, natural resource management communications systems, road, rail, air, marine and heavy transport communication systems, specialized network applications. Sinclair has industry leading expertise in all aspects of antenna and filter manufacturing. Sinclair’s systems engineers are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancements, Sinclair continues to expand its product offerings and improve existing designs to better serve its customers. Sinclair has offices in Canada, the United States and the United Kingdom and as of September 30, 2010 had approximately 100 employees.

For the fiscal year ended September 30, 2010, Sinclair had revenues of CAD$20.1 million and EBITDA1 of CAD$3.1 million compared to 2009 revenues of CAD$16.1 million and EBITDA of CAD$2.1 million. These results denote another year of continued growth from Sinclair, which has shown a string of consecutive years of increased revenue and earnings, even during the major economic malaise that has affected global markets since 2008. In the last three years the compound annual growth rate (CAGR) for revenues was 13% and the CAGR for EBITDA was 26%.

Dr. Amiee Chan, President and CEO of Norsat stated, “This is an exciting day for Norsat shareholders as this acquisition will bolster our revenue base and is expected to be immediately accretive to earnings. Sinclair has experienced rapid growth in the past several years and is expected to continue to grow, which will act as a catalyst for upside potential to this transaction. The acquisition of Sinclair is a perfect complement to our core businesses and keeps to the focal point of our mission of becoming a premier provider of broadband communications solutions for remote and austere regions. In addition, Sinclair will help diversify our markets into the commercial space and into the municipal government level. Sinclair products are being used all over the world and many are located in the harshest of environments. Many of Sinclair’s customers, like Norsat’s, have become accustomed to relying on the delivery of superior products that can withstand severe elements along with offering up the latest technologies and being able at times to provide customized solutions. In addition, we believe that combining forces with Sinclair will create opportunities such as to cross sell our customer base, resell Sinclair’s products using our Microwave division, potentially have target design antennas for our maritime and wireless divisions, and expose Sinclair’s products to our relationships in Europe and the military markets.”

Mr. Calven S. Iwata, President and CEO of Sinclair stated, “We are pleased in joining forces with Norsat which provides us with increased market penetration, especially in the military arena, as well as other synergistic capabilities like combined R&D efforts in other wireless products. This transaction is a good cultural fit as we’ll retain the Sinclair brand, which is well known in our industry. In addition, being part of the Norsat family will enable us to offer broader service and product offerings to our customers and allows us a strong internal continuity amongst our personnel. Once this transaction is closed, I am looking forward to maintaining the leadership role at Sinclair and contributing towards a smooth transition into Norsat. We are delighted to be part of the Norsat team and believe the combination of our companies will enhance the opportunities for long-term growth.”

Josef Vejvoda of Jove Capital Inc. acted as advisor for Sinclair on this transaction.

Notice of Conference Call

Norsat will host a conference call on January 20, 2011 at 8:30 a.m. Pacific Time. To access the conference call please dial (888) 947-3988 and use the conference call reference number: 201101. Please connect approximately ten minutes prior to the beginning of the call to ensure participation. A replay of the conference call will be available at http://norsat.com/investor-info/conference-call-recordings.

About Sinclair Technologies Inc.

Sinclair Technologies Inc. is the leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Sinclair has industry leading expertise in all aspects of antenna and filter manufacturing. Sinclair’s systems engineers are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous improvement, Sinclair continues to expand its product offerings and improve existing designs to better serve its customers. Sinclair has offices in Canada, United States and United Kingdom. Additional information can be accessed at www.sinctech.com.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President & CEO

Tel: 604 821-2808

Email: achan@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com

EBITDA Definition

1 EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-GAAP performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes. However, EBITDA does not have a standardized meaning prescribed by Canadian GAAP. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with Canadian GAAP as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements. The forward-looking statements in this press release include statements regarding the intention of Norsat to complete the acquisition of Sinclair Technologies Holdings Inc., the expected closing date of the transaction and the benefits expected to be obtained by completing the acquisition. The forward-looking statements are based on reasonable assumptions, including that Norsat will be able to satisfy all conditions required to obtain funding to complete the acquisition. Factors that may cause results to vary from those anticipated include the risk that the Company may not be able to complete the financing necessary to pay cash portion of the purchase price and that future results of Sinclair Technologies Holdings Inc. are consistent with past results. Although Norsat believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially. Forward looking statements are based on the beliefs, estimates and opinions of Norsat’s management on the date the statements are made. Norsat undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended September 30, 2010, and the Management Discussion and Analysis for the quarter ended September 30, 2010 which have been filed and are available on SEDAR (www.sedar.com).  All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.